# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yuanbao Inc., CIK 0001995520
CUSIP: 987910106
Title of class of securities: Class A Ordinary Shares, par value of US$0.0001 per share
Address of issuer's principal executive offices: BUILDING 2, NO.8 BEICHEN WEST ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100101
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001839451

## Reporting persons
- HIKE Capital III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,606,042; shared voting power 0; sole dispositive power 5,606,042; shared dispositive power 0; aggregate amount beneficially owned 5,606,042 (3% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 188,348,706 Class A Ordinary Shares outstanding as of June 30, 2025, which is based on the information provided by the Issuer.
- Lunar Link Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 22,499,851; shared voting power 0; sole dispositive power 22,499,851; shared dispositive power 0; aggregate amount beneficially owned 22,499,851 (11.9% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 188,348,706 Class A Ordinary Shares outstanding as of June 30, 2025, which is based on the information provided by the Issuer.
- Rocket Wise Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 17,196,535; shared voting power 0; sole dispositive power 17,196,535; shared dispositive power 0; aggregate amount beneficially owned 17,196,535 (9.1% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 188,348,706 Class A Ordinary Shares outstanding as of June 30, 2025, which is based on the information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Yuanbao Inc.
Address of issuer's principal executive offices: BUILDING 2, NO.8 BEICHEN WEST ROAD, CHAOYANG DISTRICT, BEIJING, CHINA, 100101

## Item 2. Person Filing
Name of person filing:
HIKE Capital III L.P.
Lunar Link Limited
Rocket Wise Limited
Address of principal business office or, if none, residence:
The address of HIKE Capital III L.P. is Sertus Chambers, P.O. Box 2547, Cassia Court, Camana Bay, Grand Cayman, Cayman Islands.
The address of Lunar Link Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
The address of Rocket Wise Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
Citizenship:
HIKE Capital III L.P. - Cayman Islands
Lunar Link Limited - British Virgin Island
Rocket Wise Limited - British Virgin Island

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
HIKE Capital III L.P.: 5,606,042 Class A ordinary shares

Lunar Link Limited: 22,499,851 Class A ordinary shares

Rocket Wise Limited: 17,196,535 Class A ordinary shares
Percent of class:
HIKE Capital III L.P.: 3.0%

Lunar Link Limited: 11.9%

Rocket Wise Limited: 9.1%

Note: The percentage is calculated based upon an aggregate of 188,348,706 Class A Ordinary Shares outstanding as of June 30, 2025, which is based on the information provided by the Issuer.
Sole power to vote or to direct the vote:
HIKE Capital III L.P. - 5,606,042

Lunar Link Limited - 22,499,851

Rocket Wise Limited - 17,196,535
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
HIKE Capital III L.P. - 5,606,042

Lunar Link Limited - 22,499,851

Rocket Wise Limited - 17,196,535
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement dated September 3, 2025, by and among the Reporting Persons

## Signatures
- HIKE Capital III L.P.: Shi XU, Authorized Signatory (09/03/2025)
- Lunar Link Limited: Shi XU, Authorized Signatory (09/03/2025)
- Rocket Wise Limited: Shi XU, Authorized Signatory (09/03/2025)